Mail Stop 4561

March 29, 2007

Ms. Erin Ruhe
Treasurer and Controller
HomeFed Corporation
1903 Wright Place, Suite 220
Carlsbad, CA  92008

>    **Re:    HomeFed Corporation**
>    **Form 10-K for the fiscal year ended December 31, 2006**
>    **File No. 1-10153**

Dear Ms. Ruhe:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,


Kevin Woody
Branch Chief